_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 43 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 119    Postcard mailed to KCPL shareholders commencing
                    October 7, 1996.

     Exhibit 120 Notice of Intervention, Protest and Request For Hearing of the Kansas Corporation Commission,
                    Docket No. EC96-30-000, filed with the Federal Energy Regulatory Commission (FERC) on
                    September 30, 1996.

     Exhibit 121 Kansas Corporation Commission Order on Motion to Approve Agreement, Docket No. 193,306-U
                    96-KG&E-100-RTS and Docket No. 193,307-U
                    96-WSRE-101-DRS, issued October 1, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 7, 1996

                          EXHIBIT INDEX


Exhibit No.                      Description                        Page
___________    __________________________________________________   ____

Exhibit 119    Postcard mailed to KCPL shareholders commencing
               October 7, 1996.

Exhibit 120    Notice of Intervention, Protest and Request For
               Hearing of the Kansas Corporation Commission,
               Docket No. EC96-30-000, filed with the Federal
               Energy Regulatory Commission (FERC) on
               September 30, 1996.

Exhibit 121    Kansas Corporation Commission Order on Motion to
               Approve Agreement, Docket No. 193,306-U
               96-KG&E-100-RTS and Docket No. 193,307-U
               96-WSRE-101-DRS, issued October 1, 1996.

                                                      Exhibit 119


[Text of postcard mailed to KCPL shareholders commencing
October 7, 1996]



[front of postcard]

Q.   Do I HAVE TO tender my KCPL shares to Western?

A.   NO

                   We know you have questions.
        Please call KCPL Investor Relations for answers:

                         1-800-245-5275


[back of postcard]

[KCPL logo]    Kansas City Power & Light Co.
               P.O. Box 418679
               Kansas City, MO 64141-9679

Important information about your KCPL shares

                                                        Exhibit 120

         FILED
OFFICE OF THE SECRETARY
     96 SEP 30 PM 2:25
     FEDERAL ENERGY
 REGULATORY COMMISSION


                    UNITED STATES OF AMERICA
                           BEFORE THE
              FEDERAL ENERGY REGULATORY COMMISSION

WESTERN RESOURCES, INC.  )              DOCKET NO. EC96-30-000


     NOTICE OF INTERVENTION, PROTEST AND REQUEST FOR HEARING
                             OF THE
                  KANSAS CORPORATION COMMISSION


     Western Resources, Inc. ("Western") has filed in this docket an  Application  for Authorization and Approval of  Merger  under

Section 203.

     Pursuant to Rules 211, 212 and 214(a)(2) of the Commission's

Rules of Practice and Procedure, 18 C.F.R. secs. 385.211, 385.212 and  385.214(a)(2),  the  Kansas Corporation  Commission  ("KCC")

hereby notices its intervention in this proceeding, protests  the filing and requests a hearing.

      Persons  on whom communications concerning this  proceeding should be served are:

          David Heinemann, General Counsel
          John McNish, Assistant General Counsel
          Kansas Corporation Commission
          1500 S.W. Arrowhead Road
          Topeka KS  66604
          (913) 271-3240 (tel.)
          (913) 271-3167 (fax)

          Scott Hempling
          Attorney at Law
          417 St. Lawrence Drive
          Silver Spring MD  20901
          (301) 681-4669 (tel.)
          (301) 681-7211 (fax)

I.   THE COMMISSION SHOULD DEFER ACTION ON THIS MERGER

     A.   THE  COMMISSION  SHOULD NOT TAKE ACTION  UNTIL  IT  HAS
          ESTABLISHED GENERIC GUIDELINES FOR MERGERS

       Many  talk  of  the  need  to  "replace  the  COMMONWEALTH

standards."   This  description  incorrectly  assumes  there   is

something   there   to  replace.   In  fact,   the   COMMONWEALTH

"standards" have become a mere list of the obvious subject areas:

competition, coercion, and costs.  They offer no guidance.   They

represent  an empty vessel, filled afresh in each case  with  the

idiosyncratic arguments made by the applicants at the time.   The

imperative  now  is not to modernize the COMMONWEALTH  standards;

rather, it is to have some MEANINGFUL standards.

      The  current  spate of merger applications should  come  as

little  surprise.   Of course, in general  there  is  a  need  to

recognize  the  strategic  nature  of  competition.    Yet   more

specifically,  there is a need to recognize the strategic  nature of structural change.  The very hallmark of the electric industry restructuring  is  the  change from agency regulation  to  market discipline of generation decisions.  For this change to yield the expected  net  social  benefits  it  is  critical  the  resultant generation  market be sufficiently competitive.  It is  important to  recognize the advantages that merging now might  yield  in  a future  marketplace that does not have same type  and  degree  of

government  oversight as the current marketplace.   Put  slightly

differently, it is important to recognize how merging on the  eve of  restructuring  might affect the ability of  restructuring  to ultimately reach a sufficiently competitive generation market.

      In  particular, we believe the Commission needs to  provide more methodological guidance in at least the following areas:

     a.   the   definition   of   relevant  geographic   markets,
          including the relationship between transmission pricing and geographic boundaries;

     b.   the   calculation  of  market  shares   for   a   given
          marketplace;

     c. the relation between transmission pricing and the ability to transact in surrounding, or distant markets;

     d. the relation between the ability to transact in distant markets and concentration (or market shares) in the instant market;

     c. guidelines on determining what level of post-merger concentration requires disapproval;

     d.   the analysis of entry barriers;

     e.   the   role   of   the  Department  of  Justice   MERGER
          GUIDELINES; and

     f.   the effect of mergers on retail competition.

The  assessment  and applicability of any merger guidelines  will depend upon what assumptions it makes concerning the organization of  the  restructured generation market.  For example, whether  a specific marketplace utilizes an ISO or not, has access  to  non-

pancaked  transmission  tariffs  will  have  a  bearing  on   the

applicability of certain merger guidelines.  This suggests a need for  the  Commission  to indicate how its merger  guidelines  are conditioned  by  structural assumptions, and it further  suggests the merger guidelines be derived in the most comprehensive policy

framework   as  possible.   As  the  Commission  reviews   merger

guidelines,   the   Commission   should   also   recognize    the

complementary need for restructuring guidelines.

     If  the  Commission does set this matter for hearing  rather than  deferring  it,  any approval should be conditioned  on  the outcome of any merger rule issued by the Commission vis-a-vis the pending  Notice  of  Inquiry  as well  as  restructuring  related

Orders.  Any other approach may induce other companies to  merger more  rapidly  than  otherwise, to avoid  any  future  Commission requirements.  We expect that the Commission,  the  KCC  and  all other participants will learn a great deal from the Merger Notice

of   Inquiry  and  organizational  restructuring  processes.  The benefit  of  this knowledge should be applied to this significant market event in Kansas.

     B.   THE  COMMISSION SHOULD NOT TAKE ACTION UNTIL THE  STATE
          COMMISSIONS HAVE ACTED

     The  Commission should defer any formal hearing, other  than discovery  procedures,  until  the State  commissions  act.  This

approach   avoids   the  awkward,  and  potentially   paralyzing,

situation  in  which  a  state commission  is  simultaneously  an advocate at FERC and a judge in the state proceeding. To  protect the  interest  of Kansas consumers, the KCC must play  an  active role in the Commission's proceeding. That role is anticipated  by the  Section  203  of  the  Federal Power  Act,  which  expressly requires  merger applicants to serve copies of their  application on affected state commissions. Because there are many overlapping or  interconnected issues, it is difficult to take  positions  in the  FERC  case without prejudging certain issues  in  the  state case.  Our  proposed  procedure also would  reduce  the  risk  of inconsistent  public interest determinations  at  the  state  and federal levels.

     As  with  our suggestion on conditioning the merger  on  any outcome of the merger NOI and Commission restructuring guidelines

(embodied in relevant Orders), this procedure should apply to any proposed  merger, not only to that involving Western  and  Kansas

City Power and Light Company ("KCPL").

     C.   THE  COMMISSION SHOULD NOT TAKE ACTION UNTIL  THERE  IS
          SHAREHOLDER APPROVAL

          1.   THE  ABSENCE  OF SHAREHOLDER AGREEMENT  MAKES  THE
               RECORD INSUFFICIENT FOR SERIOUS EVALUATION

      In  determining  whether a merger is  consistent  with  the

public  interest, the Commission must look at real facts:   facts

about   the  costs  and  cost  reductions  associated  with   the

combination.  The absence of shareholder approval  in  this  case

makes  all  assertions  about  this merger  speculative.   Unless

management  teams from both companies are assessing the  savings,

distinguishing  the  feasible  from  the  infeasible,  separating actual  from  aspirational, the analysis is neither complete  nor objective.  What Mr. Flaherty, and Western, presents is a  merger theory, not a merger plan.

     In  addition  to the effect of the merger on overall  costs,

the  Commission  also must look at the effect of  the  merger  on ratepayers.  These effects remain indeterminate  until  there  is shareholder approval from both companies.

     It is no secret that in merger negotiations, the negotiating parties  come  to an internal understanding as to  the  level  of possible  cost  reductions,  and then  proceed  to  divide  those expected  benefits  up  among  five categories:  shareholders  of

Company  A,  shareholders of Company B, ratepayers of Company  A,

ratepayers of Company B and management of the merged company. The outcome  of these negotiations is based in part on the bargaining skills  and  leverage  of each company.  Then  they  present  the outcome  of  these negotiations (which never involve  either  the ratepayers or the State commissions) to the public as a  complete merger  plan,  the  subject of "extensive negotiations,"  hinting strongly that regulatory alteration would "disrupt the deal."

     In   the  case  of  a  Western-KCPL  arrangement,  no   such

negotiations have taken place. The regulators do not  have  final information  on  the  companies' proposal  for  dividing  up  the

benefits.   Thus  the regulators could reach a decision  on  that

division which KCP&L shareholders might well reject.  The absence of information on what KCP&L shareholders would accept makes this merger  proceeding  a theoretical exercise.  The  public  is  not served by using scarce regulatory resources this way.

     The  only  possible response to this argument  is  that  the

Commission  can  review  a  merger  without  knowing  the   final

arrangement is that the division of merger benefits,  and  merger risks,  among  the five categories is irrelevant  to  the  public

interest.   We  do  not see how that can be so. The  division  of

benefits  has  direct  relevance to post-merger  rates  and  cost levels.

     The  same   argument    applies    to    the    analysis  of

competition.   The   potential  to  use   the   combined   system

anticompetitively requires collaboration among  the  two  merging companies.  Reduction  in competition is a  matter  not  only  of structure  but  of  behavior. Without a  history  of  cooperation between  the companies in the preparation of this merger,  it  is easy  to  underestimate the level of market power which  the  two companies could exercise on a combined basis.

          2.   SECTION  203 DOES NOT CONTEMPLATE APPLICATIONS  BY
               ENTITLES OTHER THAN THOSE OWNING THE ASSETS

     We   also   note  that  the  Application  requests   certain

authorizations  the  Commission  is  not  authorized  to   grant.

According to the Application (at 1-2), Western Resources requests that the Commission, among other things,

     (2)  authorize KCPL to dispose of its jurisdictional  assets and facilities by means of Western Resources gaining control of  KCPL  through the exchange of Western Resources'  common stock for each share of KCPL common stock...."

     Western Resources also requests, to the extent necessary, approval for a change in control over the jurisdictional facilities of Northwest Power Marketing Company. L.L.C. (Northwest Power), KCPL's affiliated power marketer, in the context of the merger. These jurisdictional facilities consist of Northwest Power's rate schedule.

     Section   203   does   not  authorize  the   Commission   to

"authorize"  the  disposition of facilities owned  by  an  entity other  than the public utility seeking approval. The language  of

Section  203 is clear:  "No public utility shall ...  dispose  of the  whole of its facilities ... without first having secured  an order of the Commission authorizing it do so."

     The  entity  required to "have secured"  the  order  is  the public utility which would dispose of its facilities.

       We  recognize  the  Commission  addressed  the  issue   of

unsolicited  takeovers in the KCP&L request to  acquire  KG&E  in

1990.   KANSAS   CITY   POWER  &  LIGHT  COMPANY,   53   F.E.R.C.

Section  61,097 (1990). But the Commission in that order  focused on  policy considerations without addressing the literal language of the statute.

     We  wish  to  stress, to the point of excess, that  the  KCC does  not  intend with this argument to suggest that  unsolicited takeovers  should receive any different statutory treatment  than so-called  consensual takeovers. We agree with all the  arguments of regulatory neutrality set forth in the Commission's opinion in

KCPL. But the Commission can achieve the goal of neutrality while adhering to the words of the statute.

     The  simple solution is to require that any merger must have shareholder approval. Shareholder approval is common  to  both  a

consensual  and  an  unsolicited  takeover.  In  this   way   the

Commission is assured of reviewing a merger to which both parties are  committed.  It heeds the statutory language  and  assures  a meaningful record.

      Just  as  one company's noncooperation should not prejudice the  suitor, it should not prejudice the public. The  purpose  of

Section  203  is to require a full inquiry into the effect  of  a merger  on  the public interest.  There can be no compromises  of that statutory requirement.



II.  IF  THE  COMMISSION  DOES NOT DEFER  ACTION,  A  HEARING  IS
     NECESSARY

           The  Applicants  have the burden of showing  that  the

merger  is consistent with the public interest. A merger  is  not consistent  with  the public interest if it is not  an  efficient

transaction.   Western therefore has the burden of  proving  that

the  merger  transaction is an efficient one.  The  hearing  must cover two major areas:  competition and costs.

    A.   COMPETITION ISSUES

         1.   THE  MARKET  POWER  ANALYSIS  SHOULD  CONSIDER  THE
              ABSENCE OF SPECIFIC ARRANGEMENTS NECESSARY  TO  THE
              DEVELOPMENT  OF  A COMPETITIVE REGIONAL  GENERATION
              MARKET

               A.   THE    SIGNIFICANCE   OF   REGIONAL    MARKET
                    STRUCTURES

      The  Commission has an obligation to develop and  implement

policies   that  promote  the  efficient  operation  of  regional

generation   markets.   Efficient  regional  generation   markets

require  efficient  regional  market  structures.  Only  with  an efficient regional market structure can the Commission expect the generation  of electricity to be performed at minimum cost  while maintaining  system  reliability.  And  only  with  an  efficient regional market structure can the Commission expect optimal  long run  generation and transmission decisions, like location of  new units and transmission lines and upgrades of existing facilities.

      Because  it  will reduce the number of market participants,

namely  producers, this merger will affect the  regional  market.

It  may  also  affect the incentives for other utilities  in  the region  to  merge - and acting upon those incentives may  further reduce  the  number of producers in the region.  The  direct  and potential  indirect reduction in independent producers  resulting from  this  merger will affect the ease with which a  competitive regional  generation  market can develop. Although  the  question

formally  before  the  Commission  is  whether  this  merger   is

"consistent  with  the  public  interest,"  the  public  interest analysis  cannot be isolated from the market in which the  merger is  occurring.  Nor can it be isolated from an  analysis  of  the larger  picture,  that being the structural  development  of that

market  over  time.   In  judging  this  merger,  therefore,  the

Commission  must  ask  this question:  WILL THE  PROPOSED  MERGER

FACILITATE THE OPERATION AND STRUCTURAL DEVELOPMENT OF A REGIONAL

GENERATION  MARKET  THAT  ACHIEVES  THE  ECONOMICALLY   EFFICIENT

GENERATION?

               B.   REGIONAL  TRANSMISSION PRODUCTS ARE ESSENTIAL
                    TO EFFECTIVE COMPETITION

      The Commission should explore whether the merger should  be conditioned on the existence of an efficiently priced tariff  for the transmission of wholesale power in the region affected by the merger.

      The  practice  of  pancaking  is  inefficient  and  can  be anticompetitive.  It is inefficient because a transmission charge exceeding the (marginal) transmission cost can preclude efficient

generation  dispatch.   It  can  be  anticompetitive  where   the

additional  toll  charge  is  sufficiently  high  to  cause   the

wholesale  customer  to  prefer  the  generation  sold   by   the

vertically  integrated transmission owner rather than  generation sold by a competitor of the transmission owner.

      As  noted  above,  the  achievement of  efficient  regional generation markets requires efficient regional market structures.

To  facilitate the development of such structures, the Commission must  move  transmission  pricing away from  the  point-to-point,

"contract  path"  practice.  The  Commission  instead  must  move towards  the multiutility, regional network model of transmission pricing  necessary  to support an efficient  regional  generation market.  A  growing  number of entities have come  to  a  similar conclusion and are urging similar Commission action.

      In response to arguments for regional transmission pricing,

some  transmission owners seeking merger approval have  responded that  the  issue belongs in some other docket. SEE,  E.G.,  UNION

ELECTRIC-CENTRAL   ILLINOIS   PUBLIC   SERVICE   COMPANY   merger

proceeding,  Docket  No. EC96-7-000 (Applicants'  answer  to  the

Missouri  Public  Service Commission). Somewhat  contradictorily,

Union  Electric and Central Illinois Public Service Company  cite the  reduction in pancaking as a reason to approve  their  merger

(Transmittal Letter at 18-19):

     The benefit conferred upon other utility systems by granting access to the combined transmission system under a single postage stamp rate pursuant to the combination of UE and CIPS goes beyond the benefit these other systems would realize by virtue of separate compliance with the Open Access NOPR by UE and CIPS. This results from the fact that, due to the combination, these other systems will have to pay only one transmission rate in order to utilize both systems.

Western echoes this point. SEE Application at 27-28:

     Western Resources will offer transmission service over the merged system on a single-system, postage stamp rate basis, thereby eliminating the pancaking of rates for transactions which occur between or cross over what are currently Western Resources' and KCPL's individual service areas.

      While  the  Commission continues to defer the  question  of regional  transmission pricing, proposed mergers are  rearranging the  rational  generation market. In an efficient merger  market,

individual  utilities should seek the business combinations  most likely to reduce costs - and prices - as required by competition.

To  be  clear, when a merger results in cost reductions that  are passed on in the form of equivalent price reductions, then it can be  argued  the  merger itself is required to meet  the  existing

competition.   In  that  situation, merger  decisions  are  fully

conditioned  by competitive forces.  But when competitive  forces are  nascent or yet to be unleashed, as they currently are at the retail level, then business combinations that either preempt  the development of, or reduce, potential competitive discipline  must be  carefully  analyzed. In the absent of already developed  full competition, tradeoffs between lower costs and the potential  for less  market discipline must be weighed.  With a regional  market flawed  by  pancaking, a flaw still tolerated by this Commission,

it  is  difficult to know whether the business combinations which are  alleged to reduce costs for the companies being combined are necessarily  consistent with reduced costs for the  region  as  a

whole.   With  multiple,  simultaneous mergers  proposed  in  the

region, the need to correct this flaw is becoming urgent.

     The  problem  of pancaking is not ameliorated by  assertions of  comparability.  It may well be that the transmission  owner's use  of  its transmission system is subject to the same rules  as the  use by others. CF. DUQUESNE POWER & LIGHT, 71 F.E.R.C. para.

61,155  (1995) ("the PJM Companies do not rely on a single system rate  when  providing transmission service to  one  another  and,

therefore,  are  not required  to offer  a  single  system   rate

to  third-party  transmission  customers").    The  comparability

of the treatment does not ensure the efficiency of the transactions.

The  comparability  also   disregards   the significant  fact  of

vertical  integration.   If,  because   of pancaking,   both  the

transmission  owner  and  its   wholesale customers find the use of

transmission too costly, they will  use transmission  service less.

They will turn to local  generation, owned  by  one of the very vertically integrated utilities  whose transmission pricing practices

have contributed to the  pancaking problem.   The Commission's goal

of efficient, competitive generation markets, a goal we share, would go unfulfilled.

     We  do  not  want to create obstacles to efficient  mergers.

Nor  do  we  want  mergers  that create  obstacles  to  efficient

competition.   There  cannot be efficient mergers  if  there  are

obstacles  to  the  development  of  efficient  regional   market

structures.   A  transmission policy which  tolerates  "point-to-

point,"  "contract path" thinking rather than a regional  network approach  is  such  an  obstacle.  It is an obstacle  which  this

Commission  has the power and the obligation to address  in  this case.

               C.   THE   COMMISSION  SHOULD  TAKE  INTO  ACCOUNT
                    MOKAN'S APPARENT INTENT NOT TO FILE A  SINGLE
                    JOINT RATE AS REQUIRED BY ORDER NO. 888

      Both  Western  and KCP&L are members of MOKAN.  It  is  our understanding that he MOKAN utilities do not consider  themselves obligated  to  create a single, non-pancaked regional  tariff  by

December 31, 1996.  Western Resources and KCP&L together  have  a large enough presence in MOKAN to obtain substantial agreement on

a  single  tariff.   However, neither has made  efforts  in  this

direction and, in fact appear to cooperating in the position that the  MOKAN  members  are not obligated to  file  a  single  joint tariff.

     Consistent  with our views on regional transmission  pricing generally, we are asking the Commission not to treat this  merger as  consistent  with  the public interest  until  both  utilities

indicate  their  intention  to  work  to  have  filed  a   joint,

non-pancaked  tariff at FERC; alternatively, the  Commission  can remove this ambiguity by stating directly (and redundantly)  what it  stated in Order No. 888:  MOKAN has to file a single,  joint,

non-pancaked tariff.

               D.   RELATED MATTERS

     There  is  much discussion in the industry today  about  new types  of  regional market mechanisms. The Commission has  raised such  issues  in its docket concerning alternative power  pooling methods.  In  addition, its new transmission rule  discusses  the concept of the independent-system operator.

     Regulatory actions which encourage efficient regional market mechanisms can reduce the potential for market power arising from a  merger. While the preceding subsection has emphasized  methods of  regional  transmission pricing, we do not  mean  to  preclude exploration of additional regulatory actions which can  encourage efficient  regional  markets. The Commissions  analysis  of  this merger,  and of methods of mitigating any market power, therefore

should   explore  whether  actions  in  addition  to  appropriate

transmission  pricing are necessary to ensure that  the  proposed merger makes the regional market more efficient.

          2.   THE   COMMISSION  MUST  INVESTIGATE   THE   MERGED
               COMPANY'S  ABILITY  TO  MAKE  STRATEGIC   USE   OF
               TRANSMISSION CONSTRAINTS

     Mr.  Jackson  asserts  that there  are  no  actions  Western

Resources  could  take, either individually or  in  concert  with other joint owners of these transmission facilities, to limit the transmission capacity of these facilities.  He states that "[t]he capacity and the power flows on these facilities are based on the laws  of  physics.  However, unscheduled loop and  parallel  path flows  may limit the available capacity of these facilities  from time to time."  Jackson Testimony at 6.

      The  Commission  has  rejected the view  that  transmission constraints  can  never  be  the  result  of  transmission  owner actions.  In its hearing order on the NSP-WEPCO merger,  74  FERC

Section  61,069 (1996), the Commission stated its  concern  about how  transmission constraints may affect the analysis  of  market

power   even  with  nondiscriminatory  open  access  transmission

tariffs in place:

     We are concerned about how transmission constraints affect the bounds of the relevant markets within which a wholesale seller's market power will be analyzed. We also are concerned about the possibility that the combination of such transmission constraints and strategically located generation facilities owned by the wholesale seller may result in market power in more localized markets.

     The  Applicants assert that Dr. Spann's market analysis took considered constraints.  It is not clear, however, what level  of trading he assumed:  the level of trading in the pancaked  STATUS

QUO,  or  the  level  of  trading which would  exist  if  present pancaking  were  eliminated  and replaced  with  an  economically efficient,  single regional tariff.  Elimination of intraregional pancaking  likely  would induce more trading, and  possibly  more constraints.

          3.   THE  MARKET POWER REVIEW SHOULD CONSIDER A VARIETY
               OF TRANSMISSION PRICING SCENARIOS

     Western  promises  to file a joint transmission  tariff  for

service  over  the combined company, but has  not  done  so.   It

argues  that because its filing will satisfy Order No.  888,  the

Commission  can consider and approve this merger, conditioned  on the  future filing of that tariff.  The Commission should decline this invitation, for two reasons.

      First, the notion that any market power problems caused  by the merger are automatically erased by compliance with a standard transmission  filing is not correct.  Market power is  unique  to each  merger.  The Commission has taken a "once  size  fits  all"

approach  to  transmission  access in order  to  eliminate  undue discrimination on an expedited basis.  Moreover, it is true  that the  Commission began a practice of requiring each merger to have a  transmission tariff and of not always looking under the market power hood once the tariff was provided.  But more recently,  the

Commission  correctly  has recognized that  transmission  tariffs alone  do  not  eliminate market power.  There may be  issues  of constraints, either natural or management-made, requiring case-by-

case  scrutiny.  Therefore it is not obvious that any  pro  forma

tariff  would eliminate consequences unique to this merger.   The

premise  of  Western's procedural proposal -- approve the  merger now  subject  to  later approval of transmission  tariffs  --  is inconsistent with  this reasoning.

      The analysis also assumes use of the Commission's pro forma tariffs  under  Order No. 888.  That approach to transmission  is

unlikely   to   be  permanent.   The  Commission   is   examining

alternatives  like capacity reservation tariffs.   The  applicant

therefore should perform a market power analysis under a  variety of assumptions about transmission pricing.  This type of analysis will  give the Commission more guidance as to what conditions  to impose.

      Second, Western previously has filed deficient transmission

tariffs   that   disregarded  explicit  Commission  requirements,

leading   to   unnecessary  refilings  and  waste  of  regulatory

resources,  including  the limited resources  of  the  KCC.   The

Commission should provide an inducement to discourage such errors this  time.  The best inducement is not to consider this proposed merger until a proposed tariff consistent with Order No. 888  has been provided.

          4.   THE  COMMISSION  MUST  LOOK CLOSELY  AT  WESTERN'S
               DEFINITIONS OF THE GEOGRAPHIC AND PRODUCT MARKETS

               A.   PRODUCT MARKET

     Dr.   Spann  says  that  the  relevant  product  market   is

"wholesale  power." Spann at p. 12 1.12. He present market  share data  for  both  "total  generating  capacity"  and  "uncommitted generating capacity."

     Given  the  variety  of  power  supply  products  which  are

important  to competitors, this approach is very imprecise.   The

Department of Justice MERGER GUIDELINES, Section 1.11,  define  a relevant product market as THE MOST NARROW set of products which,

if  controlled  by  a single seller, the seller could  profitably impose  a  significant, nontransitory price  increase  above  the levels  that would prevail under competition.  "Wholesale  power"

is not a narrow category.  There are many narrower subcategories,

such  as  nonfirm  energy,  short-term  capacity,  and  emergency energy.

               B.   GEOGRAPHIC MARKET

      Dr.  Spann says that the relevant geographic market is "the

SPP   plus   utilities  not  in  the  SPP   that   are   directly

interconnected with one or both of the merging companies."  Spann at  p.  12  1.17-18.  He describes this as "the  area  where  the merging  companies are sellers of power and/or where  competitors of  the merging companies are located."  ID. at p. 12 1.21-p.  13

1.1.   SPP  does not have a single transmission rate.   (In  fact

Western,  in 2 years of SPP discussions, has taken no  action  to

increase   the  possibility  of  a  single  transmission   rate.)

Transactions with SPP members who are not directly interconnected would require the payment of pancaked transmission charges.  This result  favors generation owned by those controlling transmission and generation, such as the merging companies.

      Separately, Dr. Spann defines the geographic markets  using

what  he  described as the Commission's "Tier 1" analysis.   This

approach disregards important determinants of geographic  markets like  patterns  of  generating costs, and opportunity  costs  for power sales.  More specifically,

      With respect to opportunity cost, a seller with capacity or energy  which  Dr. Spann assumes would be sold  into  the  market which he is analyzing might find it more profitable to sell  that capacity  or  energy elsewhere, into markets with higher  avoided costs.  If the seller did make the sale into these other markets,

the  capacity  or energy which Dr. Spann counted  in  the  market under analysis would not be available.

          5.   THE  COMMISSION  SHOULD UPDATE  ITS  MARKET  POWER
               ANALYSIS IN OTHER WAYS

               A.   THE  COMMISSION  SHOULD  REVIEW  ALL  MARKETS
                    AFFECTED BY THE MERGER

      Order No. 888 requires transmission owners to offer various transmission-related services on an unbundled basis to  wholesale customers.  This requirement, even when accompanied by  a  proper review  of  market power in the generation market,  does  not  by itself  prevent the accumulation of market power in  the  various unbundled  markets. For each of these other markets,  a  separate

review  of  market  power,  including  concentration  and   entry

barriers,  should  be required.  At least the  following  markets should be evaluated:

     1.   Existing Generation

     2.   New Generation

     3.   Ancillary Services Related to Generation

     4.   Transmission

     5.   Ancillary Services Related to Transmission

     6.   Retail Aggregation and Sales

     7.   Physical Distribution

     8.   Ancillary Services Related to Retail Service

               B.   THE COMMISSION SHOULD REVIEW ENTRY BARRIERS

     In  past mergers, the Commission's market structure analysis has focused primarily on generation market shares. The Commission has  not investigated entry barriers because it has assumed there are  no  entry barriers to new generation. The Commission  should question  that  assumption before applying it to  this  case.  In particular,  the Commission must take care not to make  judgments on  the basis of "pre-merger entry conditions when mergers  alter those  conditions."  J. W. Wilson, "Merger Policy Guidelines  For

The   Electric  Power  Industry."   THE  ELECTRIC  JOURNAL   2021

(January/February 1996).

      Many  features of the regulatory landscape were erected  to establish a particular industry structure:  vertically integrated utilities  with  exclusive  territories  and  exclusive  dispatch

control  within  those  territories.   The  efficiency  of   that

structure is being questioned by all regulators.  It is  possible that  features  of  regulation  can  act  as  entry  barriers  to competitors  who  are  not  vertically  integrated  or  who  lack exclusive territories.

      The Commission should not assume that such barriers do  not exist.  At  hearing the Applicants should have an opportunity  to show  that  there  are no entry barriers in any  of  the  markets affected by the merger.

               C.   THE  ANALYSIS  OF THE PROPOSED MERGER  SHOULD
                    TAKE INTO ACCOUNT OTHER MERGERS IN THE REGION

      There  are pending mergers involving Northern States  Power and Wisconsin Electric Power, Wisconsin Power & Light and several

Iowa  utilities,  and Union Electric and Central Illinois  Public

Service Company.  These mergers affect relations within MAIN  and

MAPP; the first one involves both MAIN and MAPP.  The product  of a  Western-KCP&L  merger certainly would be an  important  player within  both MAIN and MAPP, selling into and buying from entities within  those areas.  More mergers in the region may be  proposed before the instant merger is fully processed.

     Each of these mergers affects conditions under which another merger  might occur.  Merger A-B may alter the boundaries of  the market in which merger C-D is taking place.  The HHI index for  a market  in which merger C-D occurs may be different depending  on whether merger A-B occurs.  The transmission constraints  in  the market  in  which merger C-D occurs may be different if  the  new

economy  transactions  associated with  merger  A-B  occur.   The

effect  of  mergers in or near the same relevant market therefore must be evaluated simultaneously.  SEE A. Kahn, THE ECONOMICS  OF

REGULATION  Vol.  II  at  88 (1988 ed.)  (quoting  criticisms  of

Interstate  Commerce Commission for its case-by-case approach  to railroad  mergers  in  the  1960's; "where  several  mergers  are pending  in one area, the cases inexorably shade into each  other requiring a rearrangement of competition on a regional basis").

      Consistent  with the Commission's recognition that  generic approaches are necessary, the Commission should require  specific evidence from the Applicant on how its merger would interact with these other events.

     B.   COST ISSUES

          1.   MR.  FLAHERTY'S ASSERTIONS ARE TOO GENERAL  TO  BE
               ACCEPTED AT FACE VALUE

      Mr.  Flaherty's assertions of cost reductions are  not  the product  of  an  internal corporate plan for, as Mr.  Norman  has stated  (at  13),  no such plan exists.  The numbers  on  savings appear to be based on Mr. Flaherty's standard model.  Whether the results  of that model can be implemented in practice is unknown,

as he offers no evidence from other companies who have relied on,

and  then  tried to achieve, those numbers.  He has not discussed their  achievabiilty  with anyone from KCP&L,  whose  cooperation will be essential.

      In fact, Mr. Flaherty acknowledges (at 12) that whether the

asserted  cost  savings  will  be  permanent  depends   on   "how

management   ultimately  operates  the  combined  entity."    The

Commission  cannot  be indifferent to the cost-benefit  analysis,

just  because  the particular corporate strategy  chosen  by  the

Applicant precludes them from offering any proof.  One  does  not count on the savings obtained from walking on the moon until  one has designed a vehicle for getting there.

          2.   MR.  GRENNAK'S ASSERTIONS OF THE BENEFITS OF JOINT
               DISPATCH  SHOULD NOT BE ACCEPTED ABSENT A  SHOWING
               THAT THEY ARE UNACHIEVABLE ABSENT A MERGER

      Mr.  Grennak  (at  15-16) describes the benefits  of  joint dispatch  which would be produced by the merger.  Joint  dispatch can be accomplished without a merger.  The dozens of unaffiliated utilities  in the New England Power Pool do so. The  three  major utilities  in  California, upon formation of the  proposed  Power

Exchange,  will  achieve many of the benefits of  joint  dispatch

without  a  merger.   If there are savings available  from  joint

dispatch,  Had  KCP&L and Western as a member of prudent  utility practice should be achieving them without a merger.  If they had,

these asserted savings could not be attributed to the merger.

      Nothing about the joint dispatch described in Mr. Grennak's testimony  suggests that it can be achieved only through  merger.

In  fact, as Mr. Grennak points out the two companies do a  great

deal   of  joint  operation  and  planning  through  their  joint ownership  of major power plants and participation in  MOKAN  and

SPP.

      These  asserted  savings should not be  accepted  absent  a showing that they are unachievable without a merger.

          3.   MR. GRENNAK'S ASSERTIONS OF THE BENEFITS FROM LOAD
               DIVERSITY SHOULD NOT BE ACCEPTED ABSENT A  SHOWING
               THAT THEY ARE UNACHIEVABLE ABSENT A MERGER.

      Mr.  Grennak  (at  17-18) describes the diversity  of  load between the two companies, and argues that these benefits can  be realized by the merger.

      Load  diversity,  as  the  name implies,  arises  from  the characteristics  of  the  load, not the skills  of  the  company.

Economies from load diversity are exploited when those who  serve the load create an institution to exploit them.  A merger is only

one  example.   A  competitive market is  another.   In  a  fully

competitive  market,  one with non-pancaked transmission  pricing and  low  entry  barriers  to  new generation,  the  benefits  of diversity are available without a merger.

      A  Poolco-type arrangement or a Power Exchange  also  could

realize   all   the   potential  gains  from  diversity   without

eliminating a competitor from the market.

      In short, the benefits of load diversity can be achieved in a  variety  of  ways,  depending on the decisions  of  those  who control  the load.  Mr. Grennak describes only that method  which

is  consistent  with his company's strategic objective:   merging

with  KCP&L.   More objective testimony would have described  all

the methods and evaluated their advantages and disadvantages.

     More fundamentally, Western has declined to pursue the other

means.   Its  failure  to pursue diversity efficiencies  for  its

ratepayers,  except  through  the  merger  strategy  designed  to achieve  Mr.  Hayes' objective of being one  of  the  15  largest utilities, implies that Mr. Hayes places that strategic objective ahead of the ratepayer objective of maximizing diversity gains.

      Mr.  Grennak identifies a magnitude of diversity which,  if realized  can  reduce peak by 1%.  A merger is not  necessary  to obtain a 1% decrease in peak.  If there is economic justification for this merger, it should come from some other source.

       For   all   these  reasons,  the  Commission  should   not

automatically attribute diversity gains to the merger.

          4.  MR. GREENAK'S ASSERTIONS OF THE BENEFITS FROM FUELS
              PROCUREMENT   SHOULD  NOT  BE  ACCEPTED  ABSENT   A
              SHOWING  THAT THEY ARE UNACHIEVABLE ABSENT A MERGER

      Mr. Grennak argues (at 16-17) that Western could reduce its coal  costs  by utilizing some of KCP&L's "capabilities  in  fuel

procurement."   The implication is that Western's performance  in

this  area  is  not  optimal. This is news to the  KCC,  and  not

entirely   consistent  with  Mr.  Hayes'  praise  for   his   own

management.   If  there is subpar performance at Western  in  any

area,  it  should be improved as a consequence of  the  company's

public  service  obligation.   The  improvement  should  not   be

attributed  to  the  merger  if it  is  a  matter  of  management improvement.

       Alternatively,  Western  could  replace   those   managers

responsible  for achieving below KCP&L's standards  and  contract with  KCP&L  to  manage fuel purchases.  These benefits  are  not dependent  on  a  merger which eliminates  competitors  from  the market. If Western has tried and met resistance, it should inform the KCC so that it can use its statutory authority to ensure that all  public utilities in Kansas are operating efficiently for the benefit  of Kansas ratepayers.  If no response is forthcoming  we

will  assume  Western  has  made no attempt.   Whether  Western's

failure  to  make such an attempt is consistent with  the  public interest which Western argues will be advanced by the merger will have to be addressed by both jurisdictions.

          5.   THE   COMMISSION   SHOULD  NOT   CREDIT   BENEFITS
               ATTRIBUTED TO THE ELIMINATION OF PANCAKING

      Western asserts there will be cost reductions in the region arising from its filing of a single tariff, replacing the present pancaking between KCP&L and Western.

      The  Commission  should not credit  these  savings  because elimination of pancaking should be occurring without the  merger,

as  a matter of prudent utility practice.  Moreover, Western  has

not  been  an  advocate  of eliminating  pancaking.   It  is  not

consistent  with effective competition, logic or  good  faith  to advocate elimination of pancaking with respect to merger targets,

but  to oppose or be indifferent to elimination of pancaking with respect to competitors.

      By  failing to act to eliminate pancaking elsewhere in  the region (including taking no action on the Western-KCP&L pancaking until this merger application), Western Resources is denying  its targeted  stakeholders  --  customers of  Western,  customers  of

KCP&L,  and  shareholders of KCP&L --  of  the  benefits  of  the elimination  of  pancaking unless KCP&L agree to merger  and  the regulators  approve the merger.  Coercion would be a strong  term to  describe this discriminatory behavior, but it is not behavior consistent  with the public interest, and certainly  the  claimed benefits should not be counted.

          6.   SUMMARY

      In  the  area of merger savings, the Commission has invited

and  tolerated  "generalizations" rather than  hard  facts.   SEE

PACIFICORP-UTAH POWER & LIGHT MERGER, 45 F.E.R.C. para. 61,095 at

p.  61,298 (1988) (requiring only "A MORE GENERALIZED INQUIRY and cross examination regarding the TYPES OF SAVINGS AND EFFICIENCIES that MIGHT BE ACHIEVED through merger") (emphasis added).

     The Commission should develop objective, empirical tests for the  major categories of savings, and their magnitude, which  can

legitimately   be  attributable  to  mergers.   Conversely,   the

Commission  should  determine what types savings,  such  as  from coordination,  should be achievable in wholesale markets  without merging.  This set of findings should be based on close review of mergers which already have taken place.  These tests should apply to all mergers.

      The  analysis  should cover all costs, not  just  wholesale

costs.   Section  203  requires a  finding  that  the  merger  is

"consistent  with  the  public interest."   The  public  interest

includes  the  interest  of  all customers,  not  only  wholesale customers.  The wholesale-retail distinction made by Congress  in

Section 205 was not made in Section 203.

                           CONCLUSION

      WHEREFORE,  for the foregoing reasons, the KCC respectfully requests the Commission to defer action on this Application;  or,

in the alternative, set this matter for hearing.

                         Respectfully submitted,

                         /s/John McNish
                         David Heinemann, General Counsel
                         John McNish, Assistant General Counsel
                         Kansas Corporation Commission
                         1500 S. W. Arrowhead Road
                         Topeka, KS  66604
                         (913) 271-3218

Scott Hempling
Attorney at Law
417 St. Lawrence Drive
Silver Spring MD  20901
(301) 681-4669
Attorneys for Applicants

September 27, 1996


                     CERTIFICATE OF SERVICE

      I  hereby certify that on September 27, 1996, I served  the foregoing document on the parties listed on the official  service list in this proceeding, by first class mail or equivalent method of service.


                         /s/John McNish
                         John McNish

                                                        Exhibit 121


             BEFORE THE STATE CORPORATION COMMISSION
                     OF THE STATE OF KANSAS


Before Commissioners:    Timothy E. McKee, Chair
                         Susan M. Seltsam
                         John Wine


In  the  matter  of the Application  of )
Kansas  Gas  &  Electric  Company   for )
Approval to Accelerate the Depreciation )
of  the  Wolf Creek Generating Station, )   Docket No. 193,306-U
Extend  the Depreciation Lives  of  Its )   96-KG&E-100-RTS
Non-Nuclear   Generation,  Transmission )
and   Distribution  Assets,  and   Make )
Certain  Reductions in Its Charges  for )
Electric Service.                       )

In  the  Matter  of the Application  of )
Western Resources, Inc. to Make Changes )   Docket No. 193,307-7
in   the   Depreciable  Lives  of   its )   96-WSRE-101-DRS
Electric  Generation, Transmission  and )
Distribution  Assets and  its  Computer )
Related Equipment.                      )


              ORDER ON MOTION TO APPROVE AGREEMENT

    Now  the  above-captioned matters come on  before  the  State

Corporation Commission of the State of Kansas ("Commission") upon a  Motion to Approve Agreement.  This Motion to Approve Agreement

was  filed by Western Resources, Inc. ("Western"), Staff  of  the

State  Corporation  Commission ("Staff"), the  Citizens'  Utility

Ratepayer  Board  ("CURB"),  and the  City  of  Wichita,  Kansas,

(collectively referred to herein as "Joint Movants").  On  August

27,  1996,  and September 4-5, 1996, the Commission conducted  an evidentiary  hearing upon the subject motion.  After hearing  the evidence  presented,  and being otherwise fully  advised  in  the premises, the Commission finds and concludes:


                    I. PROCEDURAL BACKGROUND

   1.  On August 17, 1995, Western, on behalf of its KPL Electric

Division  ("KPL")  and  Kansas Gas and Electric  Company  ("KGE")

(collectively  referred to as "Applicants"), filed  Applications,

which were docketed as the above-captioned cases, seeking certain depreciation  changes and authority to implement an  annual  $8.7 million rate decrease for KGE electric customers for a period  of seven (7) years.

    2.   On  December 19, 1995, the Commission entered  an  Order

Setting  Hearing  and Procedural Schedule, ordering  that  public hearings  for the purpose of receiving public comments  from  the

Applicants' customers with regard to the proposed rate changes be scheduled  for  January 24, 1996 in Topeka, Kansas;  January  25,

1996 in Salina, Kansas; January 31, 1996 in Independence, Kansas;

and  January  31,  1996 in Wichita, Kansas.  In that  Order,  the

Commission  directed  the Applicants to  provide  notice  of  the

Applications and hearings by first class mailing to all of  their customers by mailing notice which was attached to the Order.  The notice  provided  an  explanation of the  proposed  rate  changes

contemplated  by  the  Applications  then  pending   before   the

Commission.   The position taken by Staff at the public  hearings

was  that  Applicants' electric operations were over-earning  and may recommend reductions for KPL and KGE customers.  (Cowger, Tr.

27).

    3.  On April 5, 1996, Western filed a Motion to Amend, Motion to  Consolidate and Motion for Interim Relief, seeking  to  amend its  rate  plan by including the Regulatory Plan as set forth  in

Western's   Merger   Docket  and  to  consolidate   the   pending

Applications  with  its Merger Docket.  On  April  19,  1996  the

Commission   allowed   the  amendment  and   consolidation.   The

Commission  also  implemented an interim rate  decrease  of  $8.7 million.

    4.   On May 22, 1996, Staff and CURB filed testimony pursuant

to  the December 19, 1995 procedural order. Staff recommended  to the  Commission that Applicants' rates be reduced to yield annual revenue  reductions for KPL and KGE in the amount of  $46,548,371 and  $58,499,615,  respectively,  based  on  a  cost  of  service

analysis  for  the  test year ending January 31,  1995.   (Direct

Prefiled Testimony of Ann Diggs, pp.5-6.)

    5.  On May 22, 1996, Applicants filed a Motion to Amend their

Applications seeking permission to sever the depreciation  issues and  to file cost of service studies.  Western did not originally contemplate filing cost of service testimony but was  made  aware that  Staff  and  at least some Intervenors would  file  cost  of

service    testimony.   Western   believed   that   under    such

circumstances,  it  would be best to file  its  cost  of  service studies  in  order  to  proceed in an  orderly  and  conventional fashion.

   6.  On June 14, 1996, the Commission grated Applicants' Motion to  Amend their Applications as requested, changing the case into

a  more  traditional cost of service rate case.   The  Commission

recognized   that   the   Amended  Applications   constituted   a

substantial  alteration of the facts used as the  basis  for  the requested  relief and thereby restarted the 240-day  time  period mandated by K.S.A. 1995 Supp. 66-117(b).

    7.   On  August 9, 1996, Joint Movants filed their Motion  to

Approve  Agreement  and  requested that the  matter  be  set  for hearing.

    8.   On  August 15, 1996, the Commission issued a  procedural

order  setting  the Motion to Approve Agreement  for  hearing  on

August 27, 1996, at 9:30 a.m.  On August 27, 1996, the Commission

commenced  the  hearing on the Motion to approve Agreement  which was continued to September 4 and 5, 1996.  The Commission allowed

the   parties  to  submit  written  briefs  either  opposing   or

supporting the agreement.

                     II. PROPOSED SETTLEMENT

                    A. TERMS OF THE AGREEMENT

    9.  Under the proposed settlement, Western agreed to decrease

KGE and KPL electric rates by a total of $64.7 million.  The rate reduction  would  be implemented on a staggered  basis  beginning with a $37.3 million annual rate reduction for KGE customers  and a  $8.7 million rate reduction for KPL customers upon final order of these docketed cases.  The current $8.7 million rate reduction would  be  included in the total rate reduction and would  become final.  On January 1, 1998, a $10 million rate reduction would be implemented  for KGE customers.  This $10 million rate  reduction would  be removed from Western's Regulatory Plan proposed in  the

Merger Docket(1).

    10.  Also,  under  the proposed settlement, the  depreciation proposals  including the accelerated depreciation plan  contained in  the  original Applications may be submitted by any Movant  to the  Commission for consideration and decision, recognizing  that the  depreciation proposals may be subject to additional findings of  the  Commission in the Restructuring Docket(2) and subsequent

legislative  action.   The Joint Movants retained  the  right  to

establish   their   respective  positions  on  the   depreciation

proposals.   Further,  the agreed rate reductions,  as  described

above, are not affected by any depreciation proposals approved or modified by the Commission.

    11. The proposed settlement established a five-year incentive mechanism  such that all annual regulated earnings in  excess  of

12.00%  regulatory return on equity ("ROE") will be  returned  in

the  following  year as an annual rebate to KGE  customers.   The

computation   of  the  actual  ROE  will  incorporate   post-1970

investment  tax  credits ("ITC") and KPL/KGE merger  savings,  as defined  by  the settlement agreement.  The actual  ROE  will  be calculated by combining KPL electric and KGE electric operations.

The  Joint Movants reserved the issues of whether the accelerated depreciation  and the depreciation reduction of transmission  and distribution  ("T  &  D")  facilities and non-nuclear  generating plants  will  be  incorporated into the  rebate  computation  and whether Western's gas operations should be included in the rebate

computation  for the Commission to consider and  determine.   The

Joint  Movants  acknowledge  that  the  incentive  mechanism  and associated reporting requirements must be further defined  before implementation.

    12. Under the settlement proposals, the KPL/KGE annual merger

savings  will  be  fixed at $40 million.   This  amount  will  be

allocated  among the jurisdictions according to the testimony  of

Western's  witness Kelly Harrison in these docketed  cases.   The

Joint  Movants acknowledge that in the event generation  is  spun

off   pursuant   to  any  restructuring  order   or   legislative

initiative,   the  allocation  to  generation  is  reserved   for

Commission consideration and determination.

    13. The regulated earnings under the proposed settlement will be  adjusted  to  reflect  the amortization  of  the  Acquisition

Premium  ("AP"),  authorized by the  Commission  in  the  KGE/KPL merger, based on the agreed level of merger savings, as described

above.   The  shareholder allocable share of  merger  savings  in

excess of the Commission authorized AP amortization ($12,951,970)

shall be imputed as an operating expense in calculating Western's

regulated   earnings.    Absent  the   generation   restructuring

referenced  above,  the  level  of  imputed  expense   would   be

$13,524,015 ($40,000,000 minus $12,951,970 divided by 2).

    14.  Under the settlement agreement, the incentive  plan  and electric rates will remain in place for five (5) years subject to changes necessary to reflect the effect of laws and/or edicts, or other  material changes in circumstances which have a substantial

net   impact  upon  Western's  utility  operations  or  revenues.

Western will file cost of service for electric operations at  the end of the five year period.

    15.  Finally,  all  issues  not resolved  by  the  settlement

agreement   would  be  subject  to  resolution  through   further

negotiations  or hearing.  The Joint Movants agree  that  if  the

Commission  approves  the proposed agreement,  in  part  or  with

additional   conditions,  the  Joint  Movants  shall   have   the

opportunity  to accept the partial approval of the conditions  or reject them and proceed with hearing on all issues.

          B. STANDARD OF REVIEW OF SETTLEMENT AGREEMENTS

    16.  The  acceptance by the Commission of a settlement  offer must  constitute  a  reasoned decision supported  by  substantial competent  evidence which is also subject to the requirements  of

KAPA  that agency actions not be arbitrary, capricious, an  abuse of discretion or otherwise not in accordance with law.  Southwest

Kan. Royalty Owners Ass'n. v. Kansas Corporation Comm'n, 244 Kan.

157, 165, 769 P.2d 1 (1989).  See also, K.S.A. 77-621(c) (1989).

    17.  The  Commission  retains the  responsibility  of  making independent  judgment  as  to whether  the  settlement  agreement constitutes  a  reasonable remedy or resolution  of  the  issues.

With  respect  to  trial  courts, the Kansas  Supreme  Court  has stated:

    ". . . parties may not by stipulation invest a court with jurisdiction over the subject matter of a cause which it would not otherwise have had. And clearly, the parties to an action may not stipulate for the determination thereof by the trial court in a manner contrary to the statutes and rules of a court. It is also established that matters affecting public interest cannot be made the subject of stipulation so as to control the court's action in respect to such matters." In re: Petition of City of Shawnee for Annexation of Land, 236 Kan. 1, 16-17, 687 P.2d 603
    (1984),  citing 73 Am. Jur. 2d Stipulations, sec. 1, 4 and
    5.

Like   a  trial  court  dealing  with  matters  affecting  public interest,  the  Commission  is  not controlled  by  stipulations,

settlement  offers or other agreements because  the  question  of whether utility rates are reasonable is a question of law.

    18.  The  disposition of any proceeding before the Commission vis-a-vis through settlement negotiations or the hearing  process must  be  reasonable and not so wide of the mark as to be outside the  realm  of  fair  debate.  Zinke &  Trumbo,  Ltd.  v.  Kansas

Corporation  Comm'n, 242 Kan. 470, 474, 749 P.2d 21  (1989).   In

determining  the  reasonableness of  a  proceeding's  disposition authorized  by  the  Commission, the  Kansas  Supreme  Court  has

stated:

   [T]he KCC is not bound to use any particular formula, or combination of formulae, in valuing a public utility's property for rate making purposes. Any evidence having a bearing or combination of formulae that it may believe necessary for arriving at a reasonable basis for rate-
   making purposes. Kansas Gas & Electric v. State Corporation Commission, 239 Kan. 483, 501-02 720 P.2d 1063
   (1986) citing Southwestern Bell Tel. Co. v. State Corporation Commission, 192 Kan. 39, 385 P.2d 515 (1963).

Further,  in  Southwestern  Bell  Tel.  Co.  v. State Corporation

Commission, 192 Kan. 39, 385 P.2d 515 (1963), the Kansas  Supreme

Court   recognized   that  there  was  an   "elusive   range   of

reasonableness,"  for any Commission determination  and  remarked that:

   It cannot be assumed that the Commission in establishing a rate has fixed it to the exact degree of definiteness. At some point a rate of return becomes so low as to be unreasonable to the Company as a matter of law. At some point a rate of return becomes so high as to be unreasonable to the consumers as a matter of law. It is only at the high and low point that a court can interfere. It is the responsibility of the Commission to fix the rate somewhere between the high and low point which it believes, under all circumstances, to be fair to both the Company and consumer. Southwestern Bell, at 85.

                C.  COMMISSION FAVORS SETTLEMENT

     19. The Commission looks with favor on settlement agreements made  in  compromise of controversies, entered into intelligently and  in  good  faith, particularly when the controversy  involves complex  litigation  requiring  extensive  time  and  expense  to

litigate.   A settlement of issues, all of part, with or  without

unanimous agreement, will be entertained and considered  by  this

Commission.  In the context of a regulatory proceeding, there  is no  requirement that there be unanimous support, or some specific level  of  support, of participating parties before  a  contested settlement may be approved.  See, for example, City of Somerville

v.  Public Utility  Commission, 865 S.W. 557, 560 (Tex.  Ct. App.

1993).   There  is no point in resolving controversies  over  the

exact  number  of supporters and nonsupporters of the  settlement agreement,  or  the  percentage of refunds/rate  reductions  each

group  represents.   When  the Commission  approves  a  contested

settlement, it is effectively adopting that settlement as its own independent resolution of the matter at issue.  Mobil  Oil  Corp.

v. FPC, 417, U.S. 283, 94 S.Ct. 2328, 41 L.Ed 2d 72 (1974).

                          III. COMMENTS

              A. COMMENTS SUPPORTING THE SETTLEMENT

    20.  Staff  supported  settlement submitting  that  the  rate decrease  allowed for a dramatic reduction in the  electric  rate disparity between KGE and KPL service territories.  In support of the  settlement agreement, Staff presented the testimony of James

Proctor.  Mr. Proctor sponsored Staff's Exhibit 1, a copy of  the

settlement   agreement,  which  incorporated  by  reference   the

prefiled  testimony of Kelly Harrison for purposes of determining

allocation  of  the  merger  savings  among  jurisdictions.   Mr.

Proctor  also sponsored Staff's Exhibit 2, a schedule reconciling the  revenue requirement reflected in Staff's prefiled  testimony with  Staff's  settlement position.  Mr. Proctor  also  sponsored

Staff's  Amended  Exhibit 2, a revised schedule  reconciling  the revenue requirement reflected in Staff's prefiled testimony  with

Staff's  settlement position after discovery of a  $32.2  million tax  error. Both Staff's Exhibit 2 and Staff's Amended Exhibit  2 incorporated by reference the prefiled testimony of  Staff  which addressed  all  rate-making issues subject to these  proceedings.

Staff's  revised  cost  of  service calculations  show  Western's revenue  excess,  based upon the sum of KGE  and  KPL  individual revenue excesses of $74 million and $39 million, respectively, to equal  approximately  $113  million with  a  corresponding  10.5%

return  on  equity.   Staff  also submitted  that  the  incentive

mechanism proposed in the settlement agreement provided  a  means of  ensuring  stable or declining rates (should Western  earn  in excess of the 12% rate of return on equity) for a period of  five

(5)  years  and afforded further opportunity to reduce  the  rate

disparity  between  the KGE and KPL service  territories.   Staff

recognized that all terms of the incentive mechanism had not been fully  defined  but  that  such  issues  were  reserved  for  the

Commission to determine at a later proceeding.

   21. Western supported the settlement agreement submitting that the  record, taken as a whole, is sufficient upon which to base a finding that the settlement agreement among Joint Movants is just

and  reasonable.   In support of the settlement, Western  offered

the  testimony  of  James Martin.  Mr. Martin provided  Western's analysis in reaching a settlement agreement with the other  Joint

Movants.   Mr.  Martin testified that a return on equity  in  the

range  of  11.33% to 11.45% or somewhere in that range  would  be reasonable  given  the incentive mechanism to share  earnings  in excess  of  12%.  (Martin, Tr. 146).  Mr. Martin maintained  this position  after the discovery that Staff did not fully  recognize the  effects  of  an  increased tax deferral  in  their  prefiled

testimony.   In  recognition of the omission and in  response  to

Staff's Amended Exhibit 2, Mr. Martin sponsored Western's Exhibit

1  to  show that the settlement agreement fell within his  stated

range  of reasonable return on equity.  Western entered into  the settlement agreement assuming Staff would not likely win 100%  of its  proposed adjustments and assuming the Commission  would  not likely  accept  a  return on equity of 10.5%, as  recommended  by

Staff.  (Martin, Tr. 146, 211-212).  In essence, Western reasoned that  a  higher  return  on  equity in  the  range  of  Western's recommended return on equity and the elimination of one  or  more of  Staff's  pro  forma  adjustments  would  lead  to  a  revenue requirement in the range proposed by the settlement. (Martin, Tr.

213).   And  finally,  in  its Brief in  Support  of  Settlement,

Western stated that "the issue regarding accelerated depreciation is  left  for further settlement or hearing," but that resolution of  the  issue  was  not  ripe, at this time,  for  a  Commission decision.  (Brief of Western Resources, Inc. and Kansas  Gas  and

Electric Company in Support of Settlement, at 18).

    22.  The  City  of  Wichita joined  in  the  support  of  the settlement agreement submitting that the level and allocation  of the rate reductions take significant steps toward eliminating the rate  disparity  that currently exists between the  KPL  and  KGE service territories.  The City of Wichita noted that none of  the parties  opposing  the settlement agreement  had  undertaken  any independent cost of service analysis in their prefiled testimony.

The  City  of  Wichita  believed that  the  settlement  agreement represented  a  fair  compromise given the compounding  and  time value  of  achieving rate reductions sooner than  the  originally filed  plan.  The City of Wichita also submitted that it  intends to  work  with  Western  on the pending  proposal  to  accelerate depreciation  of  the  Wolf Creek nuclear facilities  which  will lower  the company's rate base in plant helping it become a  more competitive  resource  for  the benefit  of  both  consumers  and

Western.

    23.  CURB  also joined in support of the settlement agreement with  the understanding that the accelerated depreciation  issues associated  with  the  Wolf  Creek nuclear  facilities  would  be

submitted  to  the Commission for consideration.   CURB  believed

that  the  return on equity contained in the settlement agreement may  be  higher than they thought appropriate in absence  of  the accelerated depreciation proposal.  CURB submitted that Western's proposed  accelerated depreciation would offset  such  a  return.

Clearly,  CURB was aware that the Commission may approve,  reject or  modify the accelerated depreciation proposal and was  equally aware  that  the Commission is setting rates notwithstanding  the accelerated  depreciation proposal.  CURB further submitted  that additional  write  down  of Wolf Creek nuclear  facilities  would mitigate against potentially stranded investment associated  with the facility in the advent of a deregulated generation market.

               B. COMMENTS IN OPPOSITION OF SETTLEMENT

     24.  Farmland  Industries,  Inc.  ("Farmland")  opposed  the settlement  agreement contending INTER ALIA that  the  settlement agreement  discriminates against classes of customers within  the

KGE system as well as within the KPL system.  Farmland is both  a

KPL  and  KGE customer.  With respect to the KGE system,  Western provides  service to Farmland under special contract not pursuant to  their published general tariffs and schedules.  With  respect to  the  KPL  system, Farmland submitted that KPL  customers  are

being  forced  to bear the burden of KGE costs.   The  Commission

recognizes that special contracts were negotiated by large  users of  electricity  to fall outside the scope of the general  tariff

and  schedules  existing for the KGE system.   Special  contracts

were allowed, in part, to avoid substantial load loss on the  KGE system  due to the construction and operation of privately  owned electric  cogeneration  and thus lawful under  applicable  Kansas law.  K.S.A. 1995 Supp. 66-117.  However, the literal language of the statute places special contracts in a different category from the  general tariff and schedules published by a utility company.

The  Commission  will not re-write the special  contract  between

Farmland  and  KGE.  Farmland cannot complain that the  published

tariffs  and  schedules  were  modified.   Farmland  should  have

anticipated  for  such changes and included a contingency  clause tying  their  special  contract  to  the  published  tariffs  and

schedules.   These  are the risks assumed by Farmland  and  other

similarly   situated  businesses  when  entering   into   special

contracts.  With respect to the KPL system, KPL customers are not burdened  by the costs created by KGE customers.  At the hearing,

Staff  witness  James  Proctor testified concerning  the  revised

schedules  contained in Staff's Amended Exhibit 2.   The  revised

schedule shows that the company is over-earning in excess of  $73 million.  However, the allocated rate reduction proposed  by  the settlement to KGE customers is $56 million.  Factually, it is  an inaccurate  statement  to  suggest that  the  KPL  customers  are burdened  by  the  KGE  customers under the proposed  settlement.

Furthermore, the Commission agrees with Western and Staff in that the rate disparity between KGE customers and KPL customers should be  reduced  or eliminated.  KGE  rates are substantially  higher than  those of KPL and lie well above regional average.  (Martin,

Tr. 147; Proctor, Tr. 101).

    25.  The  Kansas  Industrial Consumers  ("KIC")  opposed  the settlement  arguing  INTER  ALIA that the  settlement  should  be

rejected  because  it  lacked specificity.   On  behalf  of  KIC,

Nicholas Phillips testified that the rate base, return on  equity

and  operating  expenses  were not  identified.   However,  Staff

witness  James Proctor characterized the settlement as  a  "black box  settlement."  (Proctor, Tr. 197).  There was not a  specific determination  by the Joint Movants of the items which  comprised the  revenue requirement such as rate base, operating income  and

rate  of  return.   (Proctor, Tr. 197).  In  SERIOUSLY  contested

proceedings,  the rate base, fair rate of return  and  reasonable operating  expenses must be determined.  Southwestern  Bell  Tel.

Co.  v.  State  Corp.  Comm., 192 Kan. 39, 46-47,  386  P.2d  515

(1963).   Here, however, Mr. Phillips, testifying  on  behalf  of

KIC,  candidly  admitted  that he  had  not  filed  any  prefiled testimony nor had Mr. Phillips prepared any independent  cost  of service  analysis wherein  a  revenue requirement was determined.

(Phillips, Tr. 442).  In fact, none of the nonsupporters  of  the agreement  had  prefiled  any testimony concerning  the  cost  of service  issues  nor  had any of the nonsupporters  conducted  an

independent  cost  of  service  analysis.   (Phillips,  Tr.  442;

Harpster, Tr. 406-407).

    26.  The Kansas Pipeline Partnership ("KPP") moved to dismiss

the   settlement  on  grounds  INTER  ALIA  that  the  settlement

agreement  was  based upon a material error of  fact.   Mr.  Gary

Harpster,  testifying  on  behalf  of  KPP,  noted  that  Western included  Wolf  Creek accelerated depreciation in  original  data submitted  to Staff.  Western's adjustment increased depreciation

$50 million and decreased deferred income taxes by $14.3 million.

(Harpster, Tr. 392).  However, Western's adjustment did not  have any actual income tax effect to the test year period.  (Harpster,

Tr.   392-393).    However,   Staff  reversed   the   accelerated

depreciation and correspondingly increased deferred  income  tax.

Then,  Staff  unnecessarily took an additional step  to  increase

actual  current  income tax expense for the  test  period.   This

additional step resulted in Staff underestimating KGE's  adjusted

operating income by $19.4 million for the test period.   Applying

the   appropriate  tax  conversion  factor,  Staff's  recommended

revenue   reduction   of   $105  million   was   understated   by

approximately   $32.2   million.    (Harpster,   Tr.    393-394).

Recognizing the error, Staff introduced Staff's Amended Exhibit 2 which revised the revenue excess attributed to the KGE system  to show  a total of $73,964,496.  (Staff Amended Exhibit 2; Proctor,

Tr.  188-190).   The tax error and the attempt to  reconcile  the

error with the settlement agreement goes to the reasonableness of the  settlement agreement and to the merits of the Joint Movant's

Motion to Approve Agreement.  It would not be appropriate for the

Commission to dismiss the motion on such grounds asserted by KPP.

                         IV. DISCUSSION

                         A. JURISDICTION

    27.  The  customers  in the KGE and KPL  service  territories received notice of the Applications filed herein through  inserts in  their  billings  and through publication in  accordance  with

Kansas  statutes and orders of the Commission.  The  Application,

as  originally filed, contained depreciation proposals including,

in particular, the proposal to accelerate the depreciation of the

Wolf   Creek  generating  facilities.   As  the  result  of   its

investigation,  Staff believed that Western was over-earning  and

sought   to  have  this  issue  reviewed  and  examined  by   the

Commission.   These investigative efforts eventually changed  the

proceedings  into a more traditional cost of service  rate  case.

However,  the accelerated depreciation proposals remained  within the  case.  The notice is not defective simply because  the  case evolved  from an accelerated depreciation proposal  into  a  more traditional  cost  of  service rate case.  Moreover,  the  notice

requirements  of  K.A.R.  82-1-231  are  not  applicable.   These

proceedings involve a substantial DECREASE in electric rates  not a  substantial INCREASE.  K.A.R. 82-1-231 applies only  to  major

INCREASE  in  electric rates.  Furthermore,  adequate  notice  of hearing  was given to the parties consistent with K.S.A.  77-518.

In  addition, the proceedings were continued for eight  (8)  days allowing the parties opposing the settlement agreement additional time  in  which to prepare.  The parties opposing the  settlement agreement have confused their substantive due process right to  a meaningful  opportunity to be heard with a  lack  of  evidentiary

support.   None of the parties opposing settlement proffered  any

evidence  of  the  appropriate revenue requirements.   KPP's  and

KIC's  witnesses candidly admitted that they did not prefile  any testimony pertaining to the cost of service nor had they compiled

an  independent  cost  of service analysis.   (Harpster,  Tr. 406-

407; Phillips, Tr. 442).  Thus, the Commission has jurisdiction of the  parties  and jurisdiction to hear and consider  the  subject matter pursuant to K.S.A. 66-117 and 66-101.

          B.  THE PROPOSED TOTAL REVENUE REFUNDS IS NOT
          REASONABLE UNDER THE FACTS AND CIRCUMSTANCES
                        PRESENTED HEREIN.

    28. The Commission must determine whether the rate reductions

proposed    by   the   settlement   agreement   are    reasonable

notwithstanding any accelerated depreciation proposal that may be

approved,   denied   or   modified.   To   be   reasonable,   the

determination  must  be  based upon  substantial  evidence.   The

Commission  emphasizes that it is not prejudging any issue.   The

decision  made  herein  is based upon the evidence,  as  outlined above.

    29.  Staff  presented evidence starting  with  total  revenue requirement  of approximately $105 million.  See Staff's  Exhibit

2.  Staff evaluated the strengths and weaknesses of their cost of service  analysis  to  show  a potential  litigation  outcome  of approximately $81.4 million. (Proctor, Tr. 126-127; Staff Exhibit

2).   Then  by  using a range of return on equity  from  10.5% to

12.0%,  Staff  opined  that  the proposed  rate  reductions  were reasonable  given  the  range  of  possible  litigation  outcomes prompted  by  the  range of return on equity.  (Proctor, Tr. 129-

130).    Western  also  entered  into  the  settlement  agreement

assuming  the Commission is not likely to accept 100% of  Staff's proposed adjustments and assuming the Commission would not likely accept  a  return  on equity of 10.5%, as recommended  by  Staff.

(Martin, Tr. 211-213).  In essence, Western reasoned that a higher return on equity in the range of Western's recommended return  on equity  and the elimination of one or more of Staff's  pro  forma adjustments  would  lead to a revenue requirement  in  the  range

proposed   by  the  settlement.  Theoretically,  all  settlements

involve this process of weighing the strengths and weaknesses  of a case.  Here, however, the underlying basis of this analysis was inaccurate and appears to have been concluded on a material error of fact.

    30. During the hearing, a $32.2 million error was discovered.

The  nature  of  the  error  is a computational  error  that  was inadvertently  not  carried  through  Staff  schedules  properly.

Staff   acknowledged  the  oversight  and  revised  the   revenue

requirement excess from $81 million to $113.7 million.  (Proctor,

Tr. 172-173;  Staff's  Amended Exhibit 2).  Western,  through  the testimony of James Martin, attempted to minimize the significance of the error by changing two assumptions which had been the basis of  the  settlement agreement.  First, Western  re-evaluated  the

relative   strengths   and   weaknesses   of   Staff's   proposed

adjustments,  as  contained in Staff's  prefiled  testimony,  and submitted  that other adjustments were vulnerable  to  attack  by

Western.   Specifically, Mr. Martin identified the fuel repricing

adjustment as an adjustment that would be strongly contested  and that, if the Commission ruled in favor of Western, the total rate

impact  would  be reduced by a total of $26.1 million.   (Martin,

Tr.  212).   Secondly, Western submitted it would be  foreseeable

that  the  Commission would set a return on  equity  higher  than

10.5%  as  reflected in Staff's prefiled testimony.  Using  these assumptions,  Mr.  Martin sponsored Western's Exhibit  1  showing various  rates  of  return  on equity at  an  associated  revenue requirement excess.

    31.  Mr. Martin initially testified (before the discovery  of the  tax  computation error) that a reasonable return  on  equity would  fall in the neighborhood of 11.33% to 11.45% (Martin,  Tr.

146).   However  KIC,  through  the testimony  of  Mr.  Phillips,

submitted  that, considering the tax error, the settlement  would produce a return on equity of 13.41%, assuming Staff wins all  of their  proposed  adjustments  and  based  upon  Staff's  original

schedules.    (Phillips, Tr. 432).    The   size   of   the   tax

computational   error  is  substantial  and  return   on   equity

implicated by the tax error cannot be ignored.

    32.  The Commission is concerned about the magnitude of  this tax  error  in relation to Staff's proposed adjustments  and  the negotiating position of the parties had they known about the  tax

error.   Staff's own witness, James Proctor, at best, could  only

opine  that  the settlement agreement was "probably  reasonable."

(Proctor, Tr. 200).  The Commission believes that had the parties

known   about   the   error  before  entering   into   settlement

negotiations,  they  would have likely  arrived  at  a  different result.  In contested matters, given the risks and rewards of not knowing  the  outcome  litigation will render,  the  parties  may divide evenly those risks and rewards.  Here, given the magnitude of the computational error and the timing of the discovery of the error,  the  simple re-evaluation of the strengths and weaknesses of  the respective adjustments fails to properly account for  the rate  impact associated with the tax error.  Under the facts  and circumstances  presented herein, the Commission is not  convinced that  the recommended revenue requirement excess of $64.7 million is reasonable.

            C. THE INCENTIVE MECHANISM IS REASONABLE.

    33.  the  Settlement agreement contains a five year incentive

mechanism.   Under the terms of the proposed incentive mechanism,

customers  of KGE will receive an annual rebate equal to  50%  of

Western's  regulated  earnings above  a  12%  return  on  equity.

Western's  shareholders  will keep the  other  50%  of  Western's regulated earnings above a 12% return on equity.  Staff testified that  incentive  regulation encourages  a  regulated  company  to implement management practices to decrease costs and become  more efficient without the risk of being called in for a rate  review.

(Proctor,  Tr. 85).  Under  incentive regulation,  the  regulated company  is compensated for efficiency gains while customers  are likely  made no worse off and maybe better off if sharing occurs.

(Proctor,  Tr. 86). Incentive regulation should also decrease The cost  of regulation because fewer rate cases are necessary  since customers receive the benefit of company efficiency gains through

periodic  rebates. (Proctor, Tr. 87).   Staff also testified that

under  the  proposed  incentive plan, the risk  to  customers  is minimized since customers share in any efficiency gains  made  by

Western,  but  the plan does not grant Western the  authority  to file for a rate increase when earnings fall below a predetermined level.  (Proctor,  Tr. 92).  Western testified that  it  believes incentive  regulation  is  good for customers  and  the  company,

particularly as we head into a more competitive marketplace,  and the ability to retain part of the savings through efficiencies is a  critical  incentive  for utilities to work  their  hardest  on behalf of shareholders and customers.  (Martin, Tr. 151).

    34.  The  Commission believes that as the regulated companies over which the Commission has jurisdiction face changing industry structures  and  potential new competition, the  Commission  must also  adapt  its  traditional  methods  of  regulation  to  allow flexibility  and incentive for efficient behavior.  The  adoption of  an  incentive  mechanism, as contemplated in  the  settlement agreement, furthers that goal.  The incentive mechanism  proposed in the settlement agreement is merely an outline.  The settlement agreement contemplates further proceedings will be convened where parties  can  develop,  and  the Commission  can  issue  findings regarding  the specific mechanics of how the incentive  mechanism will  operate.  The Commission would be an active participant  in such  proceedings.  With no incentive mechanism, Western has  the potential  to  keep  100% of all regulated earnings,  even  those above the 12% return on equity level.  It is not logical to argue that  allowing Western to keep 100% of all regulated earnings  is more  reasonable  than providing a mechanism where  Western  must potentially share some  portion of its regulated earnings above a certain  level.  Furthermore, Western's earnings will be reviewed on  an annual basis during the period the incentive mechanism  is

in  effect.   Without the incentive mechanism, this review  would

not be possible.  Therefore, the Commission would be disposed  to approve such an incentive mechanism in theory.

    35. The settlement agreement sets the level of merger savings from  the KPL/KGE merger at $40 million per year.  A fixed  level of  merger  savings is desirable in order to simplify the  annual calculation  of  return  on  equity  under  the  incentive  plan.

(Martin,  Tr. 154; Proctor, Tr. 97). It is also desirable because as  the  date of the merger becomes more remote, tracking savings attributable to the merger becomes more difficult.  (Martin,  Tr.

153;  Proctor, Tr. 97).  Furthermore, Western examined the merger savings and believed the annual merger savings could be justified at  a  level from $53 million to $60 million.  (Martin, Tr.  153-

154).   Staff  estimated the merger savings to  be  $26  million;

however  this estimate did not account for the impact of customer growth and productivity.  (Proctor, Tr. 98). Staff believes  that accounting for customer growth and productivity is not consistent with a prior Commission order, but the concept has merit and  the

Commission   may  decide  to  approve  these  adjustments   after

considering the evidence. (Proctor, Tr. 98).  The amount of merger

savings,   assumed  for  purposes  of  this  proposed  settlement

agreement,  is  a reasonable compromise based upon  the  evidence presented at the hearing.

    36.  The settlement agreement predetermines that all  rebates generated under the incentive mechanism will be passed to the KGE

customers.   The  Commission can appreciate  the  Joint  Movants'

recognition  of the rate disparity existing between KGE  and  KPL

customers.   However, the Commission believes that the allocation

of  rebates between Western's KPL and KGE divisions is  a  matter that  should be decided at a later date in conjunction  with  the proceeding  to  develop the specific mechanics of  the  incentive mechanism.

               D. THE CORPORATE STRUCTURE DOES NOT
                       NEED TO BE CHANGED.

    37. KGE is a wholly owned subsidiary of Western.  Western has maintained a separate corporate existence presumably for purposes of  tax  accounting  and financing.  However,  the  KGE  and  KPL electric  systems are operated on an integrated basis.  There  is apparent  justification  for requiring  Western  to  submit  rate proposals on a stand alone basis as well as on a combined  basis.

See,  e.g.,  Kansas Power and Light Company and  Kansas  Gas  and

Electric  Company, 56  FERC  Section 61,356, at 62,377-78 (1991).

Such treatment by Western of  the KGE  and KPL  electric  systems would  represent a  significant  step  toward addressing the rate disparity between  KGE and KPL customers while, quite conceivably,

allowing the company to effectively become more competitive in  a changing electric industry.

           E. THE ACCELERATED DEPRECIATION PROPOSAL IS
                RESERVED FOR FURTHER PROCEEDINGS.

    38.  Mr.  Martin also testified that Western  had  filed  the subject  Applications  anticipating  that  the  Commission  would authorize  Western to accelerate the depreciation of Wolf  Creek.

The  additional  depreciation expense would lower Western's  rate

base   which  would,  in  turn,  permit  Western  to  price   its

electricity   more  competitively  in  a  restructured   electric

industry.   Mr.  Martin stated that when Western implemented  the

$8.7 million interim rate reduction, Western was not implementing

rates   based  upon  their  accelerated  depreciation   proposal.

(Martin, Tr. 329).  Mr. Martin also stated he had no knowledge  as to  whether  Western intended to abandon its proposed accelerated

depreciation  proposal  given  the  negotiated  rate   reduction.

(Martin, Tr. at 332).

   39. The City of Wichita and CURB believes that the opportunity

to  argue  the accelerated depreciation proposal has value.   Mr.

Martin's  testimony  does  not  establish  that  the  company  is withdrawing its proposal.  Furthermore, the company submitted  in its  brief  that  the  issue is left for  further  settlement  or

hearing.   From  a  policy perspective, a  utility  company  like

Western  should be allowed to respond to changes in the  electric

industry.    The   Commission  recognizes  that  public   utility

regulators  must also be in a position to respond to  changes  in

the  electric  industry.   As of the  date  of  this  Order,  the

accelerated   depreciation  proposal  is  reserved  for   further

proceedings in these dockets.  It is for the commission to  weigh the impact of such proposals on the company, market and customers and  if  necessary to call the issue before it for resolution  if

Western fails to do so.

            F. RE-SUBMISSION OF SETTLEMENT AGREEMENT

    40.  The  Commission is not reviewing or deciding  individual

adjustments.   Western's prefiled testimony  pertaining  to  such

adjustments  was not admitted or incorporated by  reference  into any exhibit for the Commission to consider.  The Commission wants to  emphasize  it is not prejudging the merits of any  particular

adjustment  but  merely  assessing  the  reasonableness  of   the

proposed  settlement  agreement given the evidentiary  restraints presented  by  the  record as it now exists.  The  Commission  is providing some guidelines and principles which may be helpful  if the  parties  re-submit a settlement agreement.  If a  settlement agreement  is  resubmitted consistent  with  the  guidelines  and principles  outlined herein, the Commission  could  find  such  a settlement agreement reasonable based upon the evidentiary record presented  to  the Commission at the hearing held on  August  27,

1996 and September 4-5, 1996.

    41.  The Commission finds that this record, taken as a whole,

could support a settlement in the range of $71.5 million to $96.9 million  revenue requirement excess.  In arriving at this  range,

the Commission reviewed the assumptions of the parties placed  on

the  record.   First, assuming the Staff would  win  all  of  its

adjustments  less  those  conceded in KCC  Staff  Exhibit  2  and

Amended  Exhibit 2, and applying a return on equity in the  range of 11.5%,  as suggested by Western, to be reasonable the  revenue requirement excess would be approximately $96.9 million  dollars.

(See  KIC  Exhibit 1).  The Commission believes that  the  record fully  supports,  assuming a range of numbers favorable  to  each party,  that $96.9 million represents the high end of a range  of reasonableness for settlement purposes based on the record before

us.    Western  argues that it is not reasonable to  assume  that

Staff  would win 100% of its adjustments in a contested  hearing.

The Commission in general cannot argue with this assertion.  From the  record  the  Commission can ascertain  that  Staff  believes approximately  $26.6 million of its prefiled  adjustments are  at risk.  (See KCC Staff Amended Exhibit 2) and that Western, as  an example,  identifies an additional adjustment  that  would  lower

Staff's  revenue  excess by $11.6 million for KGE  and  by  $13.8 million  for  KPL. (Martin, Tr. 212).  Western's  assertion  that this  adjustment would be decided in Western's favor was strongly contested by parties opposing this settlement.  The Commission is limited  by the record from determining which adjustments Western may or may not win in a contested hearing.  However, for purposes of  developing  a reasonable range for settlement purposes  based upon  the record now before the Commission and assuming that  the contested  adjustment is decided in Western's favor, and  further assuming  a return on equity in the range of 11.5%, suggested  by

Western,  to  be  reasonable, the Commission believes  a  revenue requirement excess figure of approximately $71.5 million  dollars represents  the  low  end of a reasonable  range  for  settlement

purposes.    The  Commission  believes  the  above  analysis   is

supported  by the facts in the record and represents a reasonable range for settlement purposes.

    42.  The settlement agreement proposed to implement the  rate reductions on  a staggered  basis. The  delay in implementing the rate  reductions is  not unreasonable given  the magnitude of the overall rate reductions contemplated by this order.  However, the settlement agreement refers to the date of implementation as  the date of the final order.  If there is an appeal or even petitions for  reconsideration, the date the final order becomes  effective may  be  uncertain.  To avoid this uncertainty, a  specific  date certain should be stated in any agreement.

    43.  The  rebate allocation between KPL and KGE electric,  as

contemplated  by  the  5-year  incentive  mechanism,  should   be

reserved  for the Commission to determine at a later  proceeding.

In  the  later  proceedings, the Commission can examine  in  more detail  the  fairness and reasonableness of the rebate allocation between the KPL and KGE customers.

    44.  Paragraph H of the settlement agreement applies  to  the incentive  plan and the settled electric rates.  The  enforcement of  the provision is unclear.  The Commission believes that  this provision should not only be available to the company but also to

the  Commission.   If,  for  example, the  electric  industry  is

restructured,  the  Commission intends to  retain  the  right  to revisit the incentive plan as well as any other provision of  the settlement agreement.  Furthermore, it should be made clear  that any  requested changes must be made for good cause shown  and  be the result of events outside the discretion of Western.


                     V. PROCEDURAL SCHEDULE

   45. The procedural schedule should be resumed and modified as follows:

       A. The deadline for Joint Movants to re-submit  a
          settlement  agreement  consistent   with   the
          principles outlined hereinabove is October 8, 1996.

       B. The  deadline  for  Staff and  Intervenors  to
          prefile   responsive   direct   testimony   to
          Western and KGE's amended application and supplemental direct testimony is October 14, 1996.

       C. The deadline for Western and KGE to file rebuttal/responsive testimony to Staff and
          Intervenors'  previously  filed  testimony  is
          October 21, 1996.

       D. The deadline for service of data requests is October 25, 1996.

       E. The  hearing  on these dockets (193,306-U  and
          193,307-U)  is  set for October  29,  1996  at
          9:00    a.m.   at   the   Kansas   Corporation
          Commission,  First  Floor Hearing  Room,  1500
          S.W. Arrowhead Road, Topeka, Kansas.

       F. If   the   parties  re-submit   a   settlement
          agreement,   the  Commission   will   consider
          modification   of   the  procedural   schedule
          adopted above.


                         VI INTERVENTION

    46.  On September 13, 1996, the Board of County Commissioners

of  Jefferson County, Kansas ("Jefferson County") filed a  Motion

to  Intervene  and  Submit  Comments.   Jefferson  County  is   a

governmental unit having a similar interest to that of  the  City of  Wichita.  Under these facts and circumstances, the motion  to intervene  is granted. However, the Commission notes that  notice was provided by publication and billing inserts.  The failure  of

Jefferson County to respond in a more timely manner is  the  sole responsibility  of Jefferson County.  Moreover, Jefferson  County

will  not  be  allowed to delay or extend any of  the  procedural deadlines established by the  Commission by reason of their  late intervention.

   IT IS, THEREFORE, BY THE COMMISSION, CONSIDERED AND ORDERED

that:

   1.   The motion to dismiss these proceedings of Kansas Pipeline

        Partnership is denied.

   2.   For the reasons more fully discussed herein, the proposed

        settlement agreement, as contained in Staff's Exhibit 1, is not approved.

   3.   Without further hearing or other evidentiary proceedings,

        the parties may re-submit a settlement agreement consistent with the principles announced herein for approval.

   4.   The procedural schedule outlined herein is adopted.

   5.   The  motion  to  intervene  filed  by  Board  of  County

        Commissioners of Jefferson County is granted.

BY THE COMMISSION IT IS SO ORDERED.

McKee, Chr.; Seltsam, Com.; Wine, Com.

Dated: Oct 01 1996



                                   /s/Judith McConnell
                                   JUDITH McCONNELL
                                   EXECUTIVE DIRECTOR


jm


                                                ORDER MAILED
                                                OCT 01 1996
                                                /s/Judith McConnell
                                                Executive Director



_______________________________

1/  Docket No. 194,661-U (96-KCPE-527-MER), In the Matter of the
Application of Western Resoruces, Inc., for Approval of its
Proposal to Merge with Kansas City Power & Light Company, and for
Other Related Relief.

2/    Docket No. 193,390-U (96-GIME-371-GIE), In the Matter of a
General Investigation into the Restructuring of the Electric
Industry in the State of Kansas.